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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. 3)*

                            TALLEY INDUSTRIES, INC.
- -------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
- -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  874687 10 6
                          ---------------------------
                                 (CUSIP Number)

  PATRICK J. GILMARTIN, ONE WILLIAM STREET, NEW YORK, NY 10004 (212) 425-3220
- -------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                June 3, 1996
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


- ---------------------                                         ------------------
CUSIP NO. 874687 10 6                                         Page 2 of 9 Pages
- ---------------------                                         ------------------

- --------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    JOHN J. MCMULLEN ###-##-####
- --------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) / /
                                                                      (b) /X/
- --------------------------------------------------------------------------------
3   SEC USE ONLY

- --------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    N/A
- --------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO     / /
    ITEMS 2(d) or 2(e)

- --------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
- --------------------------------------------------------------------------------
                   7  SOLE VOTING POWER
                      402,930
   NUMBER OF       -------------------------------------------------------------
    SHARES         8  SHARED VOTING POWER
 BENEFICIALLY         1,502,919
   OWNED BY        -------------------------------------------------------------
EACH REPORTING     9  SOLE DISPOSITIVE POWER
    PERSON            1,905,849
     WITH          -------------------------------------------------------------
                   10 SHARED DISPOSITIVE POWER

- --------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,905,849
- --------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /

- --------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    13.5
- --------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


- ---------------------                                         ------------------
CUSIP NO. 874687 10 6                                         Page 3 of 9 Pages
- ---------------------                                         ------------------

- --------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    WELLS FARGO BANK OF ARIZONA, N.A.
    (formerly First Interstate Bank of Arizona, N.A.)
- --------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /
                                                                     (b) /X/
- --------------------------------------------------------------------------------
3   SEC USE ONLY

- --------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    N/A
- --------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO     / /
    ITEMS 2(d) or 2(e)

- --------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
- --------------------------------------------------------------------------------
                   7  SOLE VOTING POWER

   NUMBER OF       -------------------------------------------------------------
    SHARES         8  SHARED VOTING POWER
 BENEFICIALLY         1,502,919
   OWNED BY        -------------------------------------------------------------
EACH REPORTING     9  SOLE DISPOSITIVE POWER
    PERSON
     WITH          -------------------------------------------------------------
                   10 SHARED DISPOSITIVE POWER

- --------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,502,919
- --------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /


- --------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    10.7
- --------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    BK
- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                          SCHEDULE 13D
                       (Amendment No. 3)

        This Amendment No. 3 amends the joint statement of John J. McMullen ("JJM") and Wells Fargo Bank of Arizona, N.A. (formerly First Interstate Bank of Arizona, N.A.) (the "Trustee") on Schedule 13D dated March 17, 1988, as amended by Amendment No. 1 dated May 9, 1990, and as amended and restated in its entirety by Amendment No. 2 dated February 14, 1996. Except as amended by this Amendment No. 3, the joint statement of JJM and Trustee is unchanged.

Item 4 is amended by adding the following:

          JJM, the Trustee and the issuer have agreed to permit shares of Common Stock of the issuer to be transferred to a brokerage firm as security for a loan to JJM, pursuant to customary margin loan arrangements. Pursuant to such agreement, the Trustee transferred to the brokerage firm record ownership of 402,930 shares of Common Stock of the issuer ("Pledged Shares"), effective June 3, 1996. The Pledged Shares are held by the brokerage firm for the benefit of JJM, and the Pledged Shares shall continue to be voted in accordance with the Voting Trust Agreement. Except in the case of a default under the margin loan arrangements or joint instruction from both JJM and the issuer, the Pledged Shares shall be returned to the Trustee when the margin loan is repaid.

Item 5 is amended by adding the following:

        Reference is made to cover pages 2-3 for information amending Item 5(a) and (b).

          (c) As described in Item 4 above, effective June 3, 1996, 402,930 shares of the issuer's Common Stock were transferred from the Trustee to a brokerage firm as security for a loan to JJM, to be held for the benefit of JJM.

          (d) The brokerage firm described in Item 4 has the right in the event of default under the margin loan arrangements described therein to direct the receipt of dividends from and the proceeds of the sale of the Pledged Shares.

          The loan from Chemical Bank New Jersey to JJM was repaid on May 24, 1996, and the pledged voting trust certificates thereunder have been returned to JJM.

Item 6 is amended by adding the following:

          As described in Item 4, the Voting Trust Agreement has been amended to permit JJM to transfer shares of Common Stock of the issuer from the Trustee to a brokerage firm as security for JJM's borrowing arrangements.
     The brokerage firm will be Goldman, Sachs & Co. ("Goldman").

          In a letter from JJM to Goldman dated as of March
     8, 1996, and confirmed by Goldman, JJM and Goldman agreed that Goldman would accept instruction from JJregarding the voting of the shares of Common Stock transferred to Goldman, and that JJM would vote the shares so transferred as set forth in the Voting Trust Agreement. A copy of that letter is attached as Exhibit 6.

Item 7 is amended by adding the following:

          The following exhibits are filed herewith:

          EXHIBIT 6  Letter dated March  8, 1996 from
                     John J. McMullen to  Goldman, Sachs & Co


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Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   June 11, 1996



         John J. McMullen
         ----------------------------
         John J. McMullen
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Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   June 11, 1996

WELLS FARGO BANK OF ARIZONA, N.A.
(formerly First Interstate Bank of Arizona, N.A.)
AS TRUSTEE

         By: Kathleen Jakubowicz
             ---------------------------
         Name: Kathleen Jakubowicz
               Assistant Vice-President